Exhibit 99.11
IFRS-INR Earnings Release

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries, which comprise the consolidated balance sheet as at March 31, 2013, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India.  Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the financial position of the Company as at March 31, 2013;

(b)	in the case of the consolidated statement of comprehensive income, of the financial performance for year ended on that date;

(c)	in the case of the consolidated statement of changes in equity, of the changes in equity for the year ended on that date; and

(d)	in the case of the consolidated statement of cash flows, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
April 12, 2013

Infosys Limited and subsidiaries
(In crore except share data)
Consolidated Balance Sheets as of	Note	March 31, 2013	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	2.1	21,832	20,591
Available-for-sale financial assets	2.2	1,739	32
Investment in certificates of deposit		–	345
Trade receivables		7,083	5,882
Unbilled revenue		2,435	1,873
Prepayments and other current assets	2.4	2,123	1,523
Derivative financial instruments	2.7	101	–
Total current assets		35,313	30,246
Non-current assets
Property, plant and equipment	2.5	6,468	5,409
Goodwill	2.6	1,976	993
Intangible assets	2.6	368	173
Available-for-sale financial assets	2.2	394	12
Deferred income tax assets	2.16	503	316
Income tax assets	2.16	1,092	1,037
Other non-current assets	2.4	237	162
Total non-current assets		11,038	8,102
Total assets		46,351	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables		189	23
Derivative financial instruments	2.7	–	42
Current income tax liabilities	2.16	1,329	1,054
Client deposits		36	15
Unearned revenue		823	545
Employee benefit obligations		614	498
Provisions	2.8	213	133
Other current liabilities	2.9	3,082	2,456
Total current liabilities		6,286	4,766
Non-current liabilities
Deferred income tax liabilities	2.16	119	12
Other non-current liabilities	2.9	149	109
Total liabilities		6,554	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 and 57,13,96,401, net of 28,33,600 treasury shares each, as of March 31, 2013 and March 31, 2012, respectively		286	286
Share premium		3,090	3,089
Retained earnings		36,114	29,816
Other components of equity		307	270
Total equity attributable to equity holders of the Company		39,797	33,461
Non-controlling interests		–	–
Total equity		39,797	33,461
Total liabilities and equity		46,351	38,348
The accompanying notes form an integral part of the consolidated financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries
 (In crore except share and per equity share data)
Consolidated Statements of Comprehensive Income	Note	Year ended March 31,
		2013	2012
Revenues		40,352	33,734
Cost of sales	2.10	25,280	19,808
Gross profit		15,072	13,926
Operating expenses:
Selling and marketing expenses	2.10	2,034	1,757
Administrative expenses	2.10	2,609	2,390
Total operating expenses		4,643	4,147
Operating profit		10,429	9,779
Other income, net	2.13	2,359	1,904
Profit before income taxes		12,788	11,683
Income tax expense	2.16	3,367	3,367
Net profit		9,421	8,316
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		3	(8)
Exchange differences on translating foreign operations		34	169
Total other comprehensive income		37	161

Total comprehensive income		9,458	8,477

Profit attributable to:
Owners of the company		9,421	8,316
Non-controlling interests		–	–
		9,421	8,316
Total comprehensive income attributable to:
Owners of the company		9,458	8,477
Non-controlling interests		–	–
		9,458	8,477

Earnings per equity share
Basic ()		164.87	145.55
Diluted ()		164.87	145.54
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,13,99,238	57,13,65,494
Diluted		57,14,00,091	57,13,96,142
The accompanying notes form an integral part of the consolidated financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries
Consolidated Statements of Changes in Equity
(In crore except share data)
	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2011	57,13,17,959	286	3,082	23,826	109	27,303
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	6	–	–	6
Income tax benefit arising on exercise of share options	–	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(2,326)	–	(2,326)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(8)	(8)
Net profit	–	–	–	8,316	–	8,316
Exchange differences on translating foreign operations	–	–	–	–	169	169
Balance as of March 31, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(3,123)	–	(3,123)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	3	3
Net profit	–	–	–	9,421	–	9,421
Exchange differences on translating foreign operations	–	–	–	–	34	34
Balance as of March 31, 2013	57,14,02,566	286	3,090	36,114	307	39,797
* excludes treasury shares of 28,33,600 held by consolidated trust.
The accompanying notes form an integral part of the consolidated financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries
 (In crore)
Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2013	2012
Operating activities:
Net profit		9,421	8,316
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,129	937
Income tax expense	2.16	3,367	3,367
Income on available-for-sale financial assets and certificates of deposits		(245)	(40)
Profit on sale of property, plant and equipment		(1)	(2)
Effect of exchange rate changes assets and liabilities		20	31
Deferred purchase price		55	-
Other non-cash item		(1)	7
Changes in working capital
Trade receivables		(989)	(1,181)
Prepayments and other assets		(450)	(59)
Unbilled revenue		(478)	(629)
Trade payables		124	(24)
Client deposits		21	(7)
Unearned revenue		266	26
Other liabilities and provisions		530	587
Cash generated from operations		12,769	11,329
Income taxes paid	2.16	(3,291)	(3,117)
Net cash provided by operating activities		9,478	8,212
Investing activities:
Payment for acquisition of business, net of cash acquired		(1,157)	(199)
Payment for acquisition of intellectual property rights	2.6	(9)	(90)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money	2.5 and 2.9	(2,081)	(1,442)
Loans to employees		(57)	(24)
Deposits placed with corporation		(248)	(112)
Income on available-for-sale financial assets		225	27
Investment in quoted debt securities	2.2	(379)	–
Investment in certificates of deposit		–	(360)
Redemption of certificates of deposit		365	150
Investment in available-for-sale financial assets		(22,010)	(5,970)
Redemption of available-for-sale financial assets		20,300	5,959
Net cash provided by / (used in) investing activities		(5,051)	(2,061)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	6
Repayment of borrowings taken over from Lodestone		(89)	–
Payment of dividends		(2,685)	(2,000)
Payment of dividend tax		(438)	(327)
Net cash used in financing activities		(3,211)	(2,321)
Effect of exchange rate changes on cash and cash equivalents		25	95
Net increase/(decrease) in cash and cash equivalents		1,216	3,830
Cash and cash equivalents at the beginning	2.1	20,591	16,666
Cash and cash equivalents at the end	2.1	21,832	20,591
Supplementary information:
Restricted cash balance	2.1	305	268
The accompanying notes form an integral part of the consolidated financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees’ Welfare Trust amd Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting India Limited, (Infosys Consulting India), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) effective December 12, 2012, upon its delisting from NASDAQ Global Select Market from December 11, 2012. The company listed in NYSE Euronext London and Paris on February 20, 2013 The company’s consolidated financial statements were authorized for issue by the company’s Board of Directors on April 12, 2013.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, investment in government bonds and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Lodestone are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a. whether it has control, joint control or significant influence over another entity; and

b. the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company has evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12, and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 19 (Amended) and theses requirements are not expected to have a material impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Cash and bank deposits	18,728	19,059
Deposits with corporations	3,104	1,532
	21,832	20,591

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of 305 crore and 268 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current Accounts
ABN Amro Bank, China	–	41
ABN Amro Bank, China (U.S. dollar account)	–	2
ABN Amro Bank, Denmark	1	–
ANZ Bank, Taiwan	2	2
Bank of America, Mexico	4	5
Bank of America, USA	904	598
Banamex , Mexico	–	1
Bank Zachodni WBK S.A	3	–
Barclays Bank, UK	12	–
China Merchants Bank, China	1	–
Citibank NA, Australia	174	89
Citibank NA, Brazil	14	7
Citibank N.A, China	46	2
Citibank N.A, China (U.S. dollar account)	1	12
Citibank N.A, Costa Rica	1	–
Citibank NA, Czech Republic (U.S. dollar account)	–	1
Citibank N.A., Czech Republic(Euro Account)	–	4
Citibank N.A., Czech Republic	2	1
Citibank NA, Dubai	4	–
Citibank NA, New Zealand	2	7
Citibank NA, Japan	16	9
Citibank NA, India	14	1
Citibank NA, Thailand	1	1
Citibank NA, South Africa	1	–
Citibank EEFC (U.S. dollar account)	111	–
Commerzbank, Germany	8	–
Deustche Bank, India	11	10
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	2
Deutsche Bank, Czech Republic (Euro dollar account)	5	1
Deutsche Bank, Belgium	10	6
Deutsche Bank, France	5	4
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	11	3
Deustche Bank, Philippines (U.S. dollar account)	4	3
Deustche Bank, Poland	12	1
Deustche Bank, Poland (Euro account)	2	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Russia (U.S. dollar account)	1	–
Deutsche Bank, Spain	2	1
Deutsche Bank, Singapore	1	8
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Transze	1	–
Deutsche Bank, United Kingdom	70	32
Deustche Bank-EEFC (Euro account)	21	9
Deustche Bank-EEFC (Swiss Franc account)	2	2
Deustche Bank-EEFC (U.S. dollar account)	64	23
HDFC Bank-Unclaimed dividend account	1	1
HSBC Bank, Brazil	2	–
ICICI Bank, India	50	20
ICICI Bank, UK	6	2
ICICI Bank-EEFC (Euro account)	2	–
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	13	1
ICICI Bank-EEFC (U.S. dollar account)	–	32
ICICI bank-Unclaimed dividend account	2	1
ING, Belgium	2	–
National Australia Bank Limited, Australia	–	3
Nordbanken, Sweden	2	3
Shanghai Pudong Development Bank, China	1	–
Punjab National Bank, India	3	1
Royal Bank of Canada, Canada	15	5
Royal Bank of Scotland, China	56	–
State Bank of India	–	1
Standard Chartered Bank, UAE	–	1
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	1
Commonwealth Bank of Australia, Australia	–	4
Bank of New Zealand	–	12
Westpac, Australia	2	–
UBS AG, Switzerland (CHF account)	1	–
Landbouwkrediet, Belgium (Euro account)	1	–
	1,725	991
Deposit Accounts
Andhra Bank	704	510
Allahabad Bank	275	852
Axis Bank	1,060	806
Anz Bank	6	–
Bank of America, Mexico	15	6
Bank of Baroda	1,919	1,733
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Bank of China, China	–	25
Canara Bank	2,186	1,615
Central Bank of India	1,262	752
Corporation Bank	779	395
Citibank, China	79	23
Deustche Bank, Poland	55	41
DBS Bank	–	40
HDFC Bank	–	1,357
Federal Bank	25	20
HSBC Bank, United Kingdom	–	5
ICICI Bank	2,598	1,504
IDBI Bank	995	1,030
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	280	175
National Australia Bank Limited, Australia	7	67
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	824	714
Punjab National Bank	–	1,314
Ratnakar Bank	5	5
South Indian Bank	65	60
State Bank of Hyderabad	700	580
State Bank of India	58	61
State Bank of Mysore	–	249
Syndicate Bank	–	550
Union Bank of India	80	602
Vijaya Bank	380	153
Yes Bank	200	141
	17,003	18,068
Deposits with corporations
HDFC Limited	3,104	1,532
	3,104	1,532
Total	21,832	20,591

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units, quoted debt securities and unquoted equity securities are as follows:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Liquid mutual fund units:
Cost and fair value	1,739	32

Non-Current
Quoted debt securities:
Cost	380	–
Gross unrealised holding gains	7	–
Fair value	387	–

Unquoted equity securities:
Cost	4	4
Gross unrealised holding gains	3	8
Fair value	7	12

Total available-for-sale financial assets	2,133	44

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2012 the remaining 21,54,100 shares were fair valued at 12 crore and the resultant unrealized loss of 8 crore, net of taxes of 3 crore has been recognized in other comprehensive income for the year ended March 31, 2012.

As of March 31, 2013 the 21,54,100 shares were fair valued at 7 crore and the resultant unrealized loss of 4 crore, net of taxes of 1 crore has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of 7 crore has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

During year ended March 31, 2013 the company invested in quoted debt securities. The fair value of the quoted debt securities as of March 31, 2013 is 387 crore. The unrealized gain of 7 crore, net of taxes of less than 1 crore has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of 387 crore has been derived based on the quoted prices.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years. The total contingent consideration was estimated to be in the range between 67 crore and 93 crore. The fair value of contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of the fair value of contingent consideration was the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months ended September 30, 2012, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized.

During the year ended March 31, 2013, the liability related to contingent consideration increased by 4 crore, respectively, due to passage of time.

During the three months ended September 30, 2012, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively, and the related liability no longer required were reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between 23 crore and 33 crore. As of March 31, 2013 the fair value of the contingent consideration and its related undiscounted value is 18 crore and 23 crore, respectively

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

This business acquisition would strengthen Infosys BPO’s capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(in crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	3	–	3
Net current assets	21	–	21
Intangible assets-Customer contracts and relationships	–	40	40
Deferred tax liabilities on intangible assets	–	(12)	(12)
	24	28	52
Goodwill			148
Total purchase price			200

The goodwill is not tax deductible.

The acquisition date fair value of the total consideration transferred is 200 crore in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was 40 crore. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of 5 crore related to the acquisition have been included under cost of sales in the statement of comprehensive income.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:
 (In crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets – brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Based on the past experience, management expects the entire amount to be collected.

The amount of revenue and net loss included in the consolidated statement of comprehensive income pertaining to Lodestone from the date of acquisition amounts to 490 crore and 120 crore, respectively. The estimated approximate revenue and net profit of the Group had the acquisition occurred in the beginning of the period is 41,108 crore and 9,415 crore, respectively

The identified intangible customer contracts are being amortized over a period of 2 years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of 2 years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
 (In crore)
Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the year ended March 31, 2013, a post-acquisition employee remuneration expense of 55 crore is recorded in cost of sales in the statement of comprehensive income.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Rental deposits	24	16
Security deposits with service providers	34	37
Loans and advances to employees	139	160
Prepaid expenses(1)	79	51
Interest accrued and not due	93	39
Withholding taxes(1)	800	682
Advance payments to vendors for supply of goods(1)	59	36
Deposit with corporation	762	492
Premiums held in trust(2)	117	-
Other assets	16	10
	2,123	1,523
Non-current
Loans and advances to employees	84	6
Deposit with corporation	36	58
Rental deposits	43	39
Security deposits with service providers	33	29
Prepaid expenses(1)	10	15
Prepaid gratuity and other benefits(1)	31	15
	237	162
	2,360	1,685
Financial assets in prepayments and other assets	1,381	886
(1) Non financial assets
(2) Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions through business combination (Refer note 2.3)	–	–	2	12	28	16	–	58
Additions	145	333	189	690	129	3	626	2,115
Deletions	(4)	(1)	(200)	(211)	(129)	(1)	–	(546)
Translation difference	–	–	2	9	8	–	–	19
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676

Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Accumulated depreciation on business combination	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(272)	(237)	(406)	(167)	(3)	–	(1,085)
Accumulated depreciation on deletions	–	–	200	210	129	1	–	540
Translation difference	–	1	(1)	(8)	(4)	–	–	(12)
Accumulated depreciation as of March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Acquisition through business combinations (Refer note 2.3)	–	–	–	1	2	–	–	3
Additions	158	242	160	291	107	2	509	1,469
Deletions	–	(1)	(191)	(260)	(131)	(1)	–	(584)
Translation difference	–	–	6	23	15	–	–	44
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030

Accumulated depreciation as of April 1, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Depreciation	–	(249)	(247)	(267)	(157)	(2)	–	(922)
Accumulated depreciation on deletions	–	1	191	260	131	1	–	584
Translation difference	–	–	(2)	(16)	(11)	–	–	(29)
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of April 1, 2011	551	2,648	549	262	305	4	525	4,844
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

During the year ended March 31, 2013 and March 31, 2012, certain assets which were not in use having gross book value of 525 crore and 570 crore (carrying value Nil), respectively, were retired.

The depreciation expense for the year ended March 31, 2013 and March 31, 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 358 crore and 286 crore as of March 31, 2013 and March 31, 2012, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,696 crore and 1,044 crore, as of March 31, 2013 and March 31, 2012, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Carrying value at the beginning	993	825
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	977	–
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	4	–
Goodwill recognized on Portland acquisition (Refer note 2.3)	–	148
Translation differences	2	20
Carrying value at the end	1,976	993

Consequent to the internal reorganization during quarter ended June 30, 2011, there were changes effected in the Company’s reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2013 and as at March 31, 2012.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.
(In crore)
Segment	As of
	March 31, 2013	March 31, 2012
Financial services and insurance (FSI)	573	434
Manufacturing (MFG)	429	112
Energy, utilities, communication and services (ECS)	268	140
Retail, consumer product group, logistics, life sciences and health care (RCL)	706	307
Total	1,976	993

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Financial services and insurance’ segment level.

The entire goodwill relating to Lodestone aquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2013, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	16.1

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	–	258
Additions through business combinations (Refer note 2.3)	201	1	–	–	–	25	–	227
Additions	–	–	–	–	–	–	9	9
Translation differences	2	–	–	–	4	(1)	–	5
Gross carrying value as of March 31, 2013	341	32	21	11	61	24	9	499
Accumulated amortization as of April 1, 2012	55	14	5	11	–	–	–	85
Amortization expense	24	4	7	–	1	5	3	44
Translation differences	1	1	–	–	–	–	–	2
Accumulated amortization as of March 31, 2013	80	19	12	11	1	5	3	131
Carrying value as of April 1, 2012	83	17	16	–	57	–	–	173
Carrying value as of March 31, 2013	261	13	9	–	60	19	6	368

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Total
Gross carrying value as of April 1, 2011	94	12	–	11	–	117
Additions through business combinations (Refer note 2.3)	40	–	–	–	–	40
Additions	–	17	19	–	54	90
Translation differences	4	2	2	–	3	11
Gross carrying value as of March 31, 2012	138	31	21	11	57	258

Accumulated amortization as of April 1, 2011	46	12	–	11	–	69
Amortization expense	9	1	5	–	–	15
Translation differences	–	1	–	–	–	1
Accumulated amortization as of March 31, 2012	55	14	5	11	–	85
Carrying value as of April 1, 2011	48	–	–	–	–	48
Carrying value as of March 31, 2012	83	17	16	–	57	173

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom’s Gen-I division are being amortized over a period of three years, being the management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. The value of subcontracting rights on initial recognition was 19 crore. As of March 31, 2013, the subcontracting rights have a remaining amortization period of approximately two years.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further the government grant received for the land use right is also amortized over the initial term of 50 years. The value of land use rights on initial recognition was 54 crore. As of March 31, 2013, the land use rights have a remaining amortization period of approximately 49 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years being the management’s estimate of useful life of such intangible assets. The value of the software on initial recognition was 17 crore. As of March 31, 2013, this intangible asset has a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts have a remaining amortization period of approximately two years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately six years.

The intangible customer contracts and relationships of 40 crore, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately nine years.

The intangible customer contracts and relationships of 5 crore, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of Lodestone acquisition are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The aggregate amortization expense included in cost of sales, for the each of year ended March 31, 2013 and March 31, 2012 was 44 crore and 15 crore , respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2013 and March 31, 2012 was 946crore and 676 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	21,832	–	–	–	21,832
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,133	–	2,133
Trade receivables	7,083	–	–	–	7,083
Unbilled revenue	2,435	–	–	–	2,435
Prepayments and other assets (Refer Note 2.4)	1,381	–	–	–	1,381
Derivative financial instruments	–	101	–	–	101
Total	32,731	101	2,133	–	34,965
Liabilities:
Trade payables	–	–	–	189	189
Client deposits	–	–	–	36	36
Employee benefit obligations	–	–	–	614	614
Other liabilities (Refer Note 2.9)	–	–	–	2,411	2,411
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	18	18
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	59	59
Total	–	–	–	3,327	3,327

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	20,591	–	–	–	20,591
Available-for-sale financial assets (Refer Note 2.2)	–	–	44	–	44
Investment in certificates of deposit	345	–	–	–	345
Trade receivables	5,882	–	–	–	5,882
Unbilled revenue	1,873	–	–	–	1,873
Prepayments and other assets (Refer Note 2.4)	886	–	–	–	886
Total	29,577	–	44	–	29,621
Liabilities:
Trade payables	–	–	–	23	23
Derivative financial instruments	–	42	–	–	42
Client deposits	–	–	–	15	15
Employee benefit obligations	–	–	–	498	498
Other liabilities (Refer Note 2.9)	–	–	–	1,954	1,954
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	59	59
Total	–	42	–	2,549	2,591

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:
(In crore)
	As of March 31, 2013	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,739	1,739	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	387	387	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(In crore)
	As of March 31, 2012	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	32	32	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	12	–	12	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
 (In crore)
	Year ended March 31,
	2013	2012
Interest income on deposits and certificates of deposit	1,792	1,807
Income from available-for-sale financial assets/ investments	230	27
	2,022	1,834

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of March 31, 2013		As of March 31, 2012
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	851	4,621	729	3,709
In Euro	62	431	38	258
In United Kingdom Pound Sterling	65	537	22	179
In Australian dollars	70	396	23	122
Option contracts
In U.S. dollars	–	–	50	254
Total forwards and options		5,985		4,522

The Company recognized a net gain on derivative financials instruments of 77 crore during the year ended March 31, 2013 as against net loss of 299 crore during the year ended March 31, 2012, which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Not later than one month	988	344
Later than one month and not later than three months	1,794	790
Later than three months and not later than one year	3,203	3,388
	5,985	4,522

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Aggregate amount of outstanding forward and option contracts	5,985	4,522
Gains / (losses) on outstanding forward and option contracts	101	(42)

The outstanding foreign exchange forward and option contracts as of March 31, 2013 and March 31, 2012, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,106	83	87	185	345	1,806
Trade receivables	4,684	828	568	416	360	6,856
Unbilled revenue	1,403	313	156	106	222	2,200
Other assets	539	33	31	17	153	773
Trade payables	(54)	(10)	(11)	(1)	(32)	(108)
Client deposits	(20)	(12)	–	–	(4)	(36)
Accrued expenses	(554)	(81)	2	(29)	(103)	(765)
Employee benefit obligations	(242)	(50)	(12)	(79)	(67)	(450)
Other liabilities	(1,006)	(309)	53	(56)	(146)	(1,464)
Net assets / (liabilities)	5,856	795	874	559	728	8,812

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	695	54	35	83	161	1,028
Trade receivables	3,915	592	560	398	239	5,704
Unbilled revenue	1,021	300	124	63	158	1,666
Other assets	651	22	25	3	113	814
Trade payables	(1)	(1)	(1)	(2)	(13)	(18)
Client deposits	(13)	(1)	–	–	–	(14)
Accrued expenses	(432)	(40)	–	(3)	(64)	(539)
Employee benefit obligations	(194)	–	–	(4)	(92)	(290)
Other liabilities	(1,233)	(247)	(6)	(24)	(89)	(1,599)
Net assets / (liabilities)	4,409	679	737	514	413	6,752

For the year ended March 31, 2013 and March 31, 2012 every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.53% and 0.56%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 7,083 crore and 5,882 crore as of March 31, 2013 and March 31, 2012, respectively and unbilled revenue amounting to 2,435 crore and 1,873 crore as of March 31, 2013 and March 31, 2012, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Year ended March 31,
	2013	2012
Revenue from top customer	3.8	4.3
Revenue from top five customers	15.2	15.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposits and investments in government bonds are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, 5,241 crore and 4,263 crore as of March 31, 2013 and March 31, 2012, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of 4 crore and 1 crore as of March 31, 2013 and March 31, 2012, respectively.

The Company’s credit period generally ranges from 30-90 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(In crore)
	As of
Period (in days)	March 31, 2013	March 31, 2012
Less than 30	1,324	1,110
31 – 60	245	187
61 – 90	101	190
More than 90	172	132
	1,842	1,619

The provision for doubtful accounts receivables for the year ended March 31, 2013 and March 31, 2012 respectively was 35 crore and 62 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:
(In crore)
	Year ended March 31,
	2013	2012
Balance at the beginning	85	86
Translation differences	(3)	(2)
Provisions for doubtful accounts receivable (refer note 2.10)	35	62
Trade receivables written off	(22)	(61)
Balance at the end	95	85

Liquidity risk

As of March 31, 2013, the Company had a working capital of 29,027 crore including cash and cash equivalents of 21,832 crore and current available-for-sale financial assets of 1,739 crore. As of March 31, 2012, the Company had a working capital of 25,480 crore including cash and cash equivalents of 20,591 crore, current available-for-sale financial assets of 32 crore and investments in certificates of deposit of 345 crore.

As of March 31, 2013 and March 31, 2012, the outstanding employee benefit obligations were 614 crore and 498 crore, respectively, which have been substantially funded. Further, as of March 31, 2013 and March 31, 2012, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	189	–	–	–	189
Client deposits	36	–	–	–	36
Other liabilities (Refer Note 2.9)	2,373	16	22	–	2,411
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions (Refer Note 2.9)	5	–	54	–	59

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	23	–	–	–	23
Client deposits	15	–	–	–	15
Other liabilities (Refer Note 2.9)	1,942	12	–	–	1,954
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.9)	4	12	49	9	74

As of March 31, 2013 and March 31, 2012, the Company had outstanding financial guarantees of 19 crore and 23 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2013 and March 31, 2012.

2.8 Provisions

Provisions comprise the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Provision for post sales client support	213	133

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(In crore)
	Year ended March 31,
	2013	2012
Balance at the beginning	133	88
Provision recognized/ (reversed) (refer note 2.11)	80	60
Provision utilized	(5)	(17)
Translation difference	5	2
Balance at the end	213	133

Provision for post sales client support for the year ended March 31, 2013 and March 31, 2012 is included in cost of sales in the statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Accrued compensation to employees	723	644
Accrued expenses	1,283	1,085
Withholding taxes payable(1)	699	506
Retainage	79	51
Unamortized negative past service cost (Refer Note 2.11.1) (1)	4	4
Liabilities of controlled trusts	148	149
Liability towards acquisition of business	5	3
Accrued gratuity	2	2
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	1	1
Premiums held in trust(2)	117	–
Others	21	11
	3,082	2,456
Non-current
Liability towards acquisition of business	72	56
Accrued expenses	–	5
Unamortized negative past service cost (Refer Note 2.11.1) (1)	11	14
Incentive accruals	38	7
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	28	27
	149	109
	3,231	2,565
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	2,411	1,954
Financial liability towards McCamish acquisition on a discounted basis	18	59
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	23	74
Financial liaibility towards other acquisitions (Refer Note 2.3)	59	–
(1) Non financial liabilities
(2) Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature
(In crore)
	Year ended March 31,
	2013	2012
Employee benefit costs (Refer Note 2.11.4)	22,566	18,340
Deferred purchase price pertaining to acquisition	55	–
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	1,129	937
Travelling costs	1,509	1,122
Consultancy and professional charges	506	483
Software packages for own use	629	492
Third party items bought for service delivery	148	162
Communication costs	361	274
Cost of technical sub-contractors	1,459	777
Power and fuel	215	184
Office maintenance	316	284
Repairs and maintenance	167	147
Rates and taxes	79	66
Insurance charges	45	36
Commission	33	27
Branding and marketing expenses	137	125
Consumables	29	28
Provision for post-sales client support (Refer Note 2.8)	80	60
Provision for doubtful account receivables (Refer Note 2.7)	35	62
Postage and courier	19	13
Printing and stationery	14	14
Donations	11	26
Operating lease payments (Refer Note 2.14)	249	190
Recruitment and training	7	3
Others	125	103
Total cost of sales, selling and marketing expenses and administrative expenses	29,923	23,955

2.10.1 Break-up of expenses

Cost of sales
(In crore)
	Year ended March 31,
	2013	2012
Employee benefit costs	20,157	16,237
Deferred purchase price pertaining to acquisition	55	–
Depreciation and amortization	1,129	937
Travelling costs	1,180	789
Software packages for own use	626	492
Third party items bought for service delivery	148	162
Cost of technical sub-contractors	1,461	777
Consumables	25	28
Operating lease payments	155	123
Communication costs	124	92
Repairs and maintenance	84	64
Provision for post-sales client support	80	60
Consultancy and professional charges	–	–
Others	56	47
Total	25,280	19,808

Selling and marketing expenses
(In crore)
	Year ended March 31,
	2013	2012
Employee benefit costs	1,602	1,360
Travelling costs	177	176
Branding and marketing	134	121
Operating lease payments	35	24
Communication costs	22	18
Commission	33	27
Consultancy and professional charges	25	26
Printing and stationery	1	1
Software packages for own use	3	1
Others	2	3
Total	2,034	1,757

Administrative expenses
 (In crore)
	Year ended March 31,
	2013	2012
Employee benefit costs	807	743
Consultancy and professional charges	481	457
Repairs and maintenance	83	83
Office maintenance	316	284
Power and fuel	215	184
Communication costs	215	164
Travelling costs	152	157
Provision for doubtful accounts receivable	35	62
Rates and taxes	79	64
Insurance charges	45	36
Operating lease payments	59	43
Postage and courier	19	13
Printing and stationery	13	13
Branding and marketing	3	4
Consumables	4	–
Donations	11	26
Recruitment and training	7	3
Cost of technical sub-contractors	(2)	–
Others	67	54
Total	2,609	2,390

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009:
(In crore)
	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Change in benefit obligations
Benefit obligations at the beginning	600	480	325	267	224
Service cost	201	157	178	80	51
Interest cost	37	39	25	19	16
Actuarial (gains)/ losses	(25)	(6)	17	(5)	1
Curtailment	(69)	–	–	–	–
Benefits paid	(92)	(70)	(65)	(36)	(25)
Benefit obligations at the end	652	600	480	325	267
Change in plan assets
Fair value of plan assets at the beginning	613	480	327	268	236
Expected return on plan assets	60	49	36	25	17
Actuarial gains /(losses)	–	–	–	1	5
Employer contributions	100	154	182	69	35
Benefits paid	(92)	(70)	(65)	(36)	(25)
Fair value of plan assets at the end	681	613	480	327	268
Funded status	29	13	–	2	1
Prepaid gratuity benefit	31	15	2	4	1
Accrued gratuity	(2)	(2)	(2)	(2)	–

Net gratuity cost for the year ended March 31, 2013 and March 31, 2012 comprises the following components:
 (In crore)
	Year ended March 31,
	2013	2012
Service cost	201	157
Interest cost	37	39
Expected return on plan assets	(60)	(49)
Actuarial (gain) / loss	(25)	(6)
Curtailment	(69)	–
Plan amendments – past service cost	(4)	(4)
Net gratuity cost	80	137

During the year, the company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain 69 crores for the year ended March 31, 2013 which has been recognized in the statement of comprehensive income.

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Year ended March 31,
	2013	2012
Cost of sales	71	121
Selling and marketing expenses	6	10
Administrative expenses	3	6
	80	137

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of 15 crore and 18 crore as of March 31, 2013 and March 31, 2012, respectively has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009 are set out below:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.0%	8.6%	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2013 and March 31, 2012 are set out below:

	Year ended March 31,
	2013	2012
Discount rate	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%
Rate of return on plan assets	9.5%	9.5%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2013 and March 31, 2012 the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2013 and March 31, 2012 were 61 crore and 49 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2013 and March 31, 2012 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately 73 crore to the gratuity trusts during fiscal 2014.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 176 crore and 142 crore to the superannuation plan during the year ended March 31, 2013 and March 31, 2012, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Year ended March 31,
	2013	2012
Cost of sales	157	126
Selling and marketing expenses	13	10
Administrative expenses	6	6
	176	142

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

The details of fund and plan asset position are given below:
(In crore)
Particulars	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Plan assets at period end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,399	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.0%	8.6%	8.0%	7.8%	7.0%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.3%	8.3%	9.5%	8.5%	8.5%

The Company contributed 268 crore and 238 crore to the provident fund during the year ended March 31, 2013 and March 31, 2012, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Year ended March 31,
	2013	2012
Cost of sales	239	211
Selling and marketing expenses	19	18
Administrative expenses	10	9
	268	238

2.11.4 Employee benefit costs include:
(In crore)
	Year ended March 31,
	2013	2012
Salaries and bonus	22,042	17,823
Defined contribution plans	204	166
Defined benefit plans	320	351
	22,566	18,340

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(In crore)
	Year ended March 31,
	2013	2012
Cost of sales	20,157	16,237
Selling and marketing expenses	1,602	1,360
Administrative expenses	807	743
	22,566	18,340

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2013 and March 31, 2012.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2013, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for year ended March 31, 2013 and March 31, 2012 was 47.00 and 35.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the year ended March 31, 2013 include 22.00 per share of final dividend for the year ended March 31, 2012, a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share and 15.00 per share of interim dividend authorised by the Board on its meeting held on October 12, 2012. The dividend for the year ended March 31, 2012 includes 20.00 per share of final dividend for the year ended March 31, 2011 and 15.00 per share of interim dividend, authorised by the Board on its meeting held on October 12, 2011.

The Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of 27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013, and if approved, would result in a cash outflow of approximately 1,813 crore, inclusive of corporate dividend tax of 263 crore.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:
(In crore)
	Year ended March 31,
	2013	2012
Interest income on deposits and certificates of deposit	1,792	1,807
Exchange gains/ (losses) on forward and options contracts	77	(299)
Exchange gains/ (losses) on translation of other assets and liabilities	181	351
Income from available-for-sale financial assets	230	27
Other income	79	18
	2,359	1,904

2.14 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 249 crore and 190 crore for the year ended March 31, 2013 and March 31, 2012, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Within one year of the balance sheet date	212	159
Due in a period between one year and five years	440	281
Due after five years	113	74

The operating lease arrangements for most of the leases extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013 and March 31, 2012 are set out below:

	Year ended March 31, 2013		Year ended March 31, 2012
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	683
Forfeited and expired	–	–	(480)	862
Exercised	–	–	(49,590)	734
Outstanding at the end	–	–	–	–
Exercisable at the end	–	–	–	–

1999 Plan:
Outstanding at the beginning	11,683	2,121	48,720	962
Forfeited and expired	(5,518)	2,121	(8,185)	430
Exercised	(6,165)	2,121	(28,852)	643
Outstanding at the end	–	–	11,683	2,121
Exercisable at the end	–	–	7,429	2,121

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2013 and March 31, 2012 was Nil and 2,779, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 and March 31, 2012 was 2,374 and 2,702 respectively.

The following tables summarize the information about share options outstanding and exercisable as of March 31, 2012 under the 1999 Plan. There are no share options outstanding under the 1998 Plan and 1999 Plan as of March 31, 2013 and under the 1998 plan as of March 31, 2012.

	Options outstanding as of March 31, 2012		Options exercisable as of March 31, 2012
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
300-700	–	–	–	–	–	–
701-2,500	11,683	0.71	2,121	7,429	0.71	2,121
	11,683	0.71	2,121	7,429	0.71	2,121

The share-based compensation recorded for the year ended March 31, 2013 and March 31, 2012 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(In crore)
	Year ended March 31,
	2013	2012
Current taxes
Domestic taxes	2,968	3,093
Overseas taxes	533	220
	3,501	3,313
Deferred taxes
Domestic taxes	(151)	64
Overseas taxes	17	(10)
	(134)	54
Income tax expense	3,367	3,367

The deferred income tax credit for each of the three months and year ended March 31, 2013 includes 23 crore relating to changes in the tax rate from 32.45% to the substantively enacted tax rate of 33.99%. The increase in the tax rate to 33.99% is consequent to changes made in the Finance Act 2013 which will become effective once it is enacted. The remaining deferred income tax for the three months and year ended March 31, 2013 relates to origination and reversal of temporary differences.

Entire deferred income tax for the year ended March 31, 2012 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc.

A reversal of deferred tax liability of 1 crore and 3 crore for the year ended March 31, 2013 and March 31, 2012, respectively, relating to an available-for-sale financial asset has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(In crore)
	Year ended March 31,
	2013	2012
Profit before income taxes	12,788	11,683
Enacted tax rates in India	32.45%	32.45%
Computed expected tax expense	4,149	3,791
Tax effect due to non-taxable income for Indian tax purposes	(1,122)	(972)
Overseas taxes	393	460
Tax reversals, overseas and domestic	(41)	(106)
Effect of exempt income	(93)	(10)
Effect of unrecognized deferred tax assets	89	38
Effect of differential overseas tax rates	(4)	(14)
Effect of non-deductible expenses	43	15
Taxes on dividend received from subsidiary	13	72
Temporary difference related to branch profits	27	94
Additional deduction on research and development expense	(82)	–
Others	(5)	(1)
Income tax expense	3,367	3,367

The applicable Indian statutory tax rate for fiscal 2013 and fiscal 2012 is 32.45% and 32.45%, respectively.

The overseas tax expense is due to income taxes payable overseas, principally in the United States of America. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2013, Infosys' U.S. branch net assets amounted to approximately 4,008 crore. As of March 31, 2013, the Company has provided for branch profit tax of 315 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 1,923 crore and 1,481 crore as of March 31, 2013 and March 31, 2012, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2013 and March 31, 2012 is as follows:
 (In crore)
	Year ended March 31,
	2013	2012
Net current income tax asset/ (liability) at the beginning	(17)	176
Additions through business combination	(13)	2
Translation differences	3	1
Income tax paid	3,291	3,117
Current income tax expense (Refer Note 2.16)	(3,501)	(3,313)
Net current income tax asset/ (liability) at the end	(237)	(17)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Deferred income tax assets
Property, plant and equipment	358	297
Minimum alternate tax credit carry-forwards	37	55
Computer software	46	36
Accrued compensation to employees	30	32
Trade receivables	19	19
Compensated absences	146	128
Accumulated losses	36	–
Others	96	23
Total deferred income tax assets	768	590
Deferred income tax liabilities
Intangible asset	(68)	(14)
Temporary difference related to branch profits	(315)	(270)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(384)	(286)

Deferred income tax assets to be recovered after 12 months	600	454
Deferred income tax assets to be recovered within 12 months	168	136
Total deferred income tax assets	768	590
Deferred income tax liability to be settled after 12 months	(254)	(214)
Deferred income tax liability to be settled within 12 months	(130)	(72)
Total deferred income tax liabilities	(384)	(286)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2013 and March 31, 2012 is as follows:
(In crore)
	Year ended March 31,
	2013	2012
Net deferred income tax asset at the beginning	304	378
Additions through business combination (Refer Note 2.3)	(37)	–
Translation differences	(18)	(23)
Credits relating to temporary differences (Refer Note 2.16)	134	(54)
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	1	3
Net deferred income tax asset at the end	384	304

The credits relating to temporary differences are primarily on account of amortization of computer software, compensated absences, property, plant and equipment and other provisions which are not tax-deductible in the current year.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 37 crore and 55 crore has been recognized on the balance sheet as of March 31, 2013 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian Income tax authorities for payment of additional tax of 1,088 crore, including interest of 313 crore upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The company received a draft Assessment Order from the Income tax authorities for an amount of 575 crore for fiscal 2009. As the company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2013	2012
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,399,238	57,13,65,494
Effect of dilutive common equivalent shares - share options outstanding	853	30,648
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,400,091	57,13,96,142
(1)Excludes treasury shares

For the year ended March 31, 2013, and March 31, 2012, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2013	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	–
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Lodestone Holding AG(5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	U.S.A	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(8)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–
Lodestone Management Consultants S.R.L. (7)(9)	Argentina	100%	–

(1)
On October 7, 2011, the board of directors of Infosys Consulting Inc. approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

(2)	Wholly-owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(6)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(7)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Incorporated effective January 10, 2013

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In crore)
	Year ended March 31,
	2013	2012
Salaries and other employee benefits	51	46

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers.

Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer product group, logistics, life sciences and health care (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments
 (In crore)
Year ended March 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	13,680	8,888	8,129	9,655	40,352
Identifiable operating expenses	6,081	4,233	3,719	4,240	18,273
Allocated expenses	3,460	2,351	2,151	2,555	10,517
Segment profit	4,139	2,304	2,259	2,860	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1129
Non-cash expenses other than depreciation and amortization					4

(In crore)
Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	11,830	6,933	7,232	7,739	33,734
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,283
Allocated expenses	2,965	1,824	1,903	2,036	8,728
Segment profit	3,840	2,076	2,318	2,489	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

2.19.2 Geographic segments
(In crore)
Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	25,103	9,338	841	5,070	40,352
Identifiable operating expenses	11,259	4,284	500	2,230	18,273
Allocated expenses	6,622	2,442	189	1,264	10,517
Segment profit	7,222	2,612	152	1,576	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1129
Non-cash expenses other than depreciation and amortization					4

(In crore)
Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	21,538	7,401	748	4,047	33,734
Identifiable operating expenses	9,096	3,214	369	1,604	14,283
Allocated expenses	5,664	1,911	168	985	8,728
Segment profit	6,778	2,276	211	1,458	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2013 and March 31, 2012.

2.20 Litigation

 On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions.

 In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

 In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition.

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries, which comprise the consolidated balance sheet as at March 31, 2013, the consolidated statement of comprehensive income for the three months and year then ended, the consolidated statement of changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India.  Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the financial position of the Company as at March 31, 2013;
(b)	in the case of the consolidated statement of comprehensive income, of the financial performance for the three months and year ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the changes in equity for the year ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
April 12, 2013

Infosys Limited and subsidiaries
(In crore except share data)
Consolidated Balance Sheets as of	Note	March 31, 2013	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	2.1	21,832	20,591
Available-for-sale financial assets	2.2	1,739	32
Investment in certificates of deposit		–	345
Trade receivables		7,083	5,882
Unbilled revenue		2,435	1,873
Prepayments and other current assets	2.4	2,123	1,523
Derivative financial instruments	2.7	101	–
Total current assets		35,313	30,246
Non-current assets
Property, plant and equipment	2.5	6,468	5,409
Goodwill	2.6	1,976	993
Intangible assets	2.6	368	173
Available-for-sale financial assets	2.2	394	12
Deferred income tax assets	2.16	503	316
Income tax assets	2.16	1,092	1,037
Other non-current assets	2.4	237	162
Total non-current assets		11,038	8,102
Total assets		46,351	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables		189	23
Derivative financial instruments	2.7	–	42
Current income tax liabilities	2.16	1,329	1,054
Client deposits		36	15
Unearned revenue		823	545
Employee benefit obligations		614	498
Provisions	2.8	213	133
Other current liabilities	2.9	3,082	2,456
Total current liabilities		6,286	4,766
Non-current liabilities
Deferred income tax liabilities	2.16	119	12
Other non-current liabilities	2.9	149	109
Total liabilities		6,554	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 and 57,13,96,401, net of 28,33,600 treasury shares each, as of March 31, 2013 and March 31, 2012, respectively		286	286
Share premium		3,090	3,089
Retained earnings		36,114	29,816
Other components of equity		307	270
Total equity attributable to equity holders of the Company		39,797	33,461
Non-controlling interests		–	–
Total equity		39,797	33,461
Total liabilities and equity		46,351	38,348
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries
 (In crore except share and per equity share data)
Consolidated Statements of Comprehensive Income	Note	Three months ended March 31,		Year ended March 31,
		2013	2012	2013	2012
Revenues		10,454	8,852	40,352	33,734
Cost of sales	2.10	6,802	5,199	25,280	19,808
Gross profit		3,652	3,653	15,072	13,926
Operating expenses:
Selling and marketing expenses	2.10	518	452	2,034	1,757
Administrative expenses	2.10	672	554	2,609	2,390
Total operating expenses		1,190	1,006	4,643	4,147
Operating profit		2,462	2,647	10,429	9,779
Other income, net	2.13	674	652	2,359	1,904
Profit before income taxes		3,136	3,299	12,788	11,683
Income tax expense	2.16	742	983	3,367	3,367
Net profit		2,394	2,316	9,421	8,316
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		6	–	3	(8)
Exchange differences on translating foreign operations		(72)	(30)	34	169
Total other comprehensive income		(66)	(30)	37	161
Total comprehensive income		2,328	2,286	9,458	8,477

Profit attributable to:
Owners of the company		2,394	2,316	9,421	8,316
Non-controlling interests		–	–	–	–
		2,394	2,316	9,421	8,316
Total comprehensive income attributable to:
Owners of the company		2,328	2,286	9,458	8,477
Non-controlling interests		–	–	–	–
		2,328	2,286	9,458	8,477
Earnings per equity share
Basic ()		41.89	40.54	164.87	145.55
Diluted ()		41.89	40.54	164.87	145.54
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,14,02,566	57,13,92,171	57,13,99,238	57,13,65,494
Diluted		57,14,02,566	57,13,99,573	57,14,00,091	57,13,96,142
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity
(In crore except share data)
	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2011	57,13,17,959	286	3,082	23,826	109	27,303
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	6	–	–	6
Income tax benefit arising on exercise of share options	–	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(2,326)	–	(2,326)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(8)	(8)
Net profit	–	–	–	8,316	–	8,316
Exchange differences on translating foreign operations	–	–	–	–	169	169
Balance as of March 31, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(3,123)	–	(3,123)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	3	3
Net profit	–	–	–	9,421	–	9,421
Exchange differences on translating foreign operations	–	–	–	–	34	34
Balance as of March 31, 2013	57,14,02,566	286	3,090	36,114	307	39,797
* excludes treasury shares of 28,33,600 held by consolidated trust.
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Infosys Limited and subsidiaries
(In crore)
Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2013	2012
Operating activities:
Net profit		9,421	8,316
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,129	937
Income tax expense	2.16	3,367	3,367
Income on available-for-sale financial assets and certificates of deposits		(245)	(40)
Loss/ (Profit) on sale of property, plant and equipment		(1)	(2)
Effect of exchange rate changes on assets and liabilities		20	31
Deferred purchase price		55	–
Other non-cash item		(1)	7
Changes in working capital
Trade receivables		(989)	(1,181)
Prepayments and other assets		(450)	(59)
Unbilled revenue		(478)	(629)
Trade payables		124	(24)
Client deposits		21	(7)
Unearned revenue		266	26
Other liabilities and provisions		530	587
Cash generated from operations		12,769	11,329
Income taxes paid	2.16	(3,291)	(3,117)
Net cash provided by operating activities		9,478	8,212
Investing activities:
Payment for acquisition of business, net of cash acquired		(1,157)	(199)
Payment for acquisition of intellectual property rights	2.6	(9)	(90)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money	2.5 and 2.9	(2,081)	(1,442)
Loans to employees		(57)	(24)
Deposits placed with corporation		(248)	(112)
Income on available-for-sale financial assets		225	27
Investment in quoted debt securities	2.2	(379)	–
Investment in certificates of deposit		–	(360)
Redemption of certificates of deposit		365	150
Investment in available-for-sale financial assets		(22,010)	(5,970)
Redemption of available-for-sale financial assets		20,300	5,959
Net cash provided by / (used in) investing activities		(5,051)	(2,061)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	6
Repayment of borrowings taken over from Lodestone		(89)	–
Payment of dividends		(2,685)	(2,000)
Payment of dividend tax		(438)	(327)
Net cash used in financing activities		(3,211)	(2,321)
Effect of exchange rate changes on cash and cash equivalents		25	95
Net increase/(decrease) in cash and cash equivalents		1,216	3,830
Cash and cash equivalents at the beginning	2.1	20,591	16,666
Cash and cash equivalents at the end	2.1	21,832	20,591
Supplementary information:
Restricted cash balance	2.1	305	268
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R. Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B.G.Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts Infosys Limited Employees’ Welfare Trust amd Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting India Limited, (Infosys Consulting India), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil), Infosys Public Services, Inc. (Infosys Public Services), Infosys Technologies (Shanghai) ompany Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) effective December 12, 2012, upon its delisting from NASDAQ Global Select Market from December 11, 2012. The company listed in NYSE Euronext London and Paris on February 20, 2013. The company’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on April 12, 2013.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, investment in government bonds and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Lodestone are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated interim financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a. whether it has control, joint control or significant influence over another entity; and

b. the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company has evaluated the requirements of IFRS 10, IFRS 11 and IFRS 12, and these requirements are not expected to have a material impact on the consolidated interim financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated interim financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 19 (Amended) and theses requirements are not expected to have a material impact on the consolidated interim financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Cash and bank deposits	18,728	19,059
Deposits with corporations	3,104	1,532
	21,832	20,591

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of 305 crore and 268 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current Accounts
ABN Amro Bank, China	–	41
ABN Amro Bank, China (U.S. dollar account)	–	2
ABN Amro Bank, Denmark	1	–
ANZ Bank, Taiwan	2	2
Bank of America, Mexico	4	5
Bank of America, USA	904	598
Banamex , Mexico	–	1
Bank Zachodni WBK S.A	3	–
Barclays Bank, UK	12	–
China Merchants Bank, China	1	–
Citibank NA, Australia	174	89
Citibank NA, Brazil	14	7
Citibank N.A, China	46	2
Citibank N.A, China (U.S. dollar account)	1	12
Citibank N.A, Costa Rica	1	–
Citibank NA, Czech Republic (U.S. dollar account)	–	1
Citibank N.A., Czech Republic(Euro Account)	–	4
Citibank N.A., Czech Republic	2	1
Citibank NA, Dubai	4	–
Citibank NA, New Zealand	2	7
Citibank NA, Japan	16	9
Citibank NA, India	14	1
Citibank NA, Thailand	1	1
Citibank NA, South Africa	1	–
Citibank EEFC (U.S. dollar account)	111	–
Commerzbank, Germany	8	–
Deustche Bank, India	11	10
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	2
Deutsche Bank, Czech Republic (Euro dollar account)	5	1
Deutsche Bank, Belgium	10	6
Deutsche Bank, France	5	4
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	11	3
Deustche Bank, Philippines (U.S. dollar account)	4	3
Deustche Bank, Poland	12	1
Deustche Bank, Poland (Euro account)	2	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Russia (U.S. dollar account)	1	–
Deutsche Bank, Spain	2	1
Deutsche Bank, Singapore	1	8
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Transze	1	–
Deutsche Bank, United Kingdom	70	32
Deustche Bank-EEFC (Euro account)	21	9
Deustche Bank-EEFC (Swiss Franc account)	2	2
Deustche Bank-EEFC (U.S. dollar account)	64	23
HDFC Bank-Unclaimed dividend account	1	1
HSBC Bank, Brazil	2	–
ICICI Bank, India	50	20
ICICI Bank, UK	6	2
ICICI Bank-EEFC (Euro account)	2	–
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	13	1
ICICI Bank-EEFC (U.S. dollar account)	–	32
ICICI bank-Unclaimed dividend account	2	1
ING, Belgium	2	–
National Australia Bank Limited, Australia	–	3
Nordbanken, Sweden	2	3
Shanghai Pudong Development Bank, China	1	–
Punjab National Bank, India	3	1
Royal Bank of Canada, Canada	15	5
Royal Bank of Scotland, China	56	–
State Bank of India	–	1
Standard Chartered Bank, UAE	–	1
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	1
Commonwealth Bank of Australia, Australia	–	4
Bank of New Zealand	–	12
Westpac, Australia	2	–
UBS AG, Switzerland (CHF account)	1	–
Landbouwkrediet, Belgium (Euro account)	1	–
	1,725	991
Deposit Accounts
Andhra Bank	704	510
Allahabad Bank	275	852
Axis Bank	1,060	806
Anz Bank	6	–
Bank of America, Mexico	15	6
Bank of Baroda	1,919	1,733
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Bank of China, China	–	25
Canara Bank	2,186	1,615
Central Bank of India	1,262	752
Corporation Bank	779	395
Citbank, Brazil	–	–
Citibank, China	79	23
Deustche Bank, Poland	55	41
DBS Bank	–	40
HDFC Bank	–	1,357
Federal Bank	25	20
HSBC Bank, United Kingdom	–	5
ICICI Bank	2,598	1,504
IDBI Bank	995	1,030
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	280	175
National Australia Bank Limited, Australia	7	67
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	824	714
Punjab National Bank	–	1,314
Ratnakar Bank	5	5
South Indian Bank	65	60
State Bank of Hyderabad	700	580
State Bank of India	58	61
State Bank of Mysore	–	249
Syndicate Bank	–	550
Union Bank of India	80	602
Vijaya Bank	380	153
Yes Bank	200	141
	17,003	18,068
Deposits with corporations
HDFC Limited	3,104	1,532
	3,104	1,532
Total	21,832	20,591

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units, quoted debt securities and unquoted equity securities are as follows:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Liquid mutual fund units:
Cost and fair value	1,739	32

Non Current
Quoted debt securities:
Cost	380	–
Gross unrealised holding gains	7	–
Fair value	387	–

Unquoted equity securities:
Cost	4	4
Gross unrealised holding gains	3	8
Fair value	7	12

Total available-for-sale financial assets	2,133	44

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2012 the remaining 21,54,100 shares were fair valued at 12 crore and the resultant unrealized loss of 8 crore, net of taxes of 3 crore has been recognized in other comprehensive income for the year ended March 31, 2012.

As of March 31, 2013 the 21,54,100 shares were fair valued at 7 crore and the resultant unrealized loss of 4 crore, net of taxes of 1 crore has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of 7 crore has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

During year ended March 31, 2013 the company invested in quoted debt securities. The fair value of the quoted debt securities as of March 31, 2013 is 387 crore. The unrealized gain of 7 crore, net of taxes of less than 1 crore has been recognized in other comprehensive income for the year ended March 31, 2013. The fair value of 387 crore has been derived based on the quoted prices.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years. The total contingent consideration was estimated to be in the range between 67 crore and 93 crore. The fair value of contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of the fair value of contingent consideration was the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months ended September 30, 2012, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized.

During the quarter and year ended March 31, 2013, the liability related to contingent consideration increased by Nil and 4 crore, respectively, due to passage of time.

During the three months ended September 30, 2012, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively, and the related liability no longer required were reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between 23 crore and 33 crore. As of March 31, 2013 the fair value of the contingent consideration and its related undiscounted value is 18 crore and 23 crore, respectively

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

This business acquisition would strengthen Infosys BPO’s capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(in crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	3	–	3
Net current assets	21	–	21
Intangible assets-Customer contracts and relationships	–	40	40
Deferred tax liabilities on intangible assets	–	(12)	(12)
	24	28	52
Goodwill			148
Total purchase price			200

The goodwill is not tax deductible.

The acquisition date fair value of the total consideration transferred is 200 crore in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was 40 crore. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of 5 crore related to the acquisition have been included under cost of sales in the statement of comprehensive income.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:
(In crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets - brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductable.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Based on the past experience, management expects the entire amount to be collected.

The amount of revenue and net loss included in the consolidated statement of comprehensive income pertaining to Lodestone from the date of acquisition amounts to 490 crore and 120 crore, respectively. The estimated approximate revenue and net profit of the Group had the acquisition occurred in the beginning of the period is 41,108 crore and 9,415 crore, respectively.

The identified intangible customer contracts are being amortized over a period of 2 years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of 2 years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(In crore)
Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and year ended March 31, 2013, a post-acquisition employee remuneration expense of 33 crore and 55 crore is recorded in cost of sales in the statement of comprehensive income, respectively.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Rental deposits	24	16
Security deposits with service providers	34	37
Loans and advances to employees	139	160
Prepaid expenses(1)	79	51
Interest accrued and not due	93	39
Withholding taxes(1)	800	682
Advance payments to vendors for supply of goods(1)	59	36
Deposit with corporation	762	492
Premiums held in trust(2)	117	–
Other assets	16	10
	2,123	1,523
Non-current
Loans and advances to employees	84	6
Deposit with corporation	36	58
Rental deposits	43	39
Security deposits with service providers	33	29
Prepaid expenses(1)	10	15
Prepaid gratuity and other benefits(1)	31	15
	237	162
	2,360	1,685
Financial assets in prepayments and other assets	1,381	886
(1) Non financial assets
(2) Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.
Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2013:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2013	774	4,105	1,412	1,861	890	27	1,510	10,579
Additions	76	96	42	226	40	2	149	631
Deletions	–	(1)	(199)	(199)	(128)	(1)	–	(528)
Translation difference	–	(1)	(1)	(1)	(2)	(2)	1	(6)
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676

Accumulated depreciation as of January 1, 2013	–	(1,428)	(975)	(1,381)	(647)	(15)	–	(4,446)
Depreciation	–	(69)	(59)	(123)	(41)	–	–	(292)
Accumulated depreciation on deletions	–	–	199	198	128	1	–	526
Translation difference	–	–	–	2	2	–	–	4
Accumulated depreciation as March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of January 1, 2013	774	2,677	437	480	243	12	1,510	6,133
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2012:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2012	584	3,745	1,394	1,539	859	9	896	9,026
Acquisition through business combinations (Refer note 2.3)	–	–	–	1	2	–	–	3
Additions	125	123	58	95	37	–	138	576
Deletions	–	(1)	(191)	(247)	(131)	(1)	–	(571)
Translation difference	–	–	–	(1)	(3)	–	–	(4)
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030

Accumulated depreciation as of January 1, 2012	–	(1,164)	(924)	(1,270)	(594)	(4)	–	(3,956)
Depreciation	–	(63)	(62)	(72)	(40)	(1)	–	(238)
Accumulated depreciation on deletions	–	1	191	247	131	1	–	571
Translation difference	–	–	–	2	–	–	–	2
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of January 1, 2012	584	2,581	470	269	265	5	896	5,070
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions through business combination (Refer note 2.3)	–	–	2	12	28	16	–	58
Additions	145	333	189	690	129	3	626	2,115
Deletions	(4)	(1)	(200)	(211)	(129)	(1)	–	(546)
Translation difference	–	–	2	9	8	–	–	19
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676

Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Accumulated depreciation on business combination	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(272)	(237)	(406)	(167)	(3)	–	(1,085)
Accumulated depreciation on deletions	–	–	200	210	129	1	–	540
Translation difference	–	1	(1)	(8)	(4)	–	–	(12)
Accumulated depreciation as of March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Acquisition through business combinations (Refer note 2.3)	–	–	–	1	2	–	–	3
Additions	158	242	160	291	107	2	509	1,469
Deletions	–	(1)	(191)	(260)	(131)	(1)	–	(584)
Translation difference	–	–	6	23	15	–	–	44
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030

Accumulated depreciation as of April 1, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Depreciation	–	(249)	(247)	(267)	(157)	(2)	–	(922)
Accumulated depreciation on deletions	–	1	191	260	131	1	–	584
Translation difference	–	–	(2)	(16)	(11)	–	–	(29)
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of April 1, 2011	551	2,648	549	262	305	4	525	4,844
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

During the year ended March 31, 2013 and March 31, 2012, certain assets which were not in use having gross book value of 525 crore and 570 crore (carrying value Nil), respectively, were retired.

The depreciation expense for the three months and year ended March 31, 2013 and March 31, 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 358 crore and 286 crore as of March 31, 2013 and March 31, 2012, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,696 crore and 1,044 crore, as of March 31, 2013 and March 31, 2012, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Carrying value at the beginning	993	825
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	977	–
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	4	–
Goodwill recognized on Portland acquisition (Refer note 2.3)	–	148
Translation differences	2	20
Carrying value at the end	1,976	993

Consequent to the internal reorganization during quarter ended June 30, 2011, there were changes effected in the Company’s reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2013 and as at March 31, 2012.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.
(In crore)
Segment	As of
	March 31, 2013	March 31, 2012
Financial services and insurance (FSI)	573	434
Manufacturing (MFG)	429	112
Energy, utilities, communication and services (ECS)	268	140
Retail, consumer product group, logistics, life sciences and health care (RCL)	706	307
Total	1,976	993

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Financial services and insurance’ segment level.

The entire goodwill relating to Lodestone acquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2013, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	16.1

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	–	258
Additions through business combinations (Refer note 2.3)	201	1	–	–	–	25	–	227
Additions	–	–	–	–	–	–	9	9
Translation differences	2	–	–	–	4	(1)	–	5
Gross carrying value as of March 31, 2013	341	32	21	11	61	24	9	499
Accumulated amortization as of April 1, 2012	55	14	5	11	–	–	–	85
Amortization expense	24	4	7	–	1	5	3	44
Translation differences	1	1	–	–	–	–	–	2
Accumulated amortization as of March 31, 2013	80	19	12	11	1	5	3	131
Carrying value as of April 1, 2012	83	17	16	–	57	–	–	173
Carrying value as of March 31, 2013	261	13	9	–	60	19	6	368

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:
(In crore)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use- rights related	Total
Gross carrying value as of April 1, 2011	94	12	–	11	–	117
Additions through business combinations (Refer note 2.3)	40	–	–	–	–	40
Additions	–	17	19	–	54	90
Translation differences	4	2	2	–	3	11
Gross carrying value as of March 31, 2012	138	31	21	11	57	258

Accumulated amortization as of April 1, 2011	46	12	–	11	–	69
Amortization expense	9	1	5	–	–	15
Translation differences	–	1	–	–	–	1
Accumulated amortization as of March 31, 2012	55	14	5	11	–	85
Carrying value as of April 1, 2011	48	–	–	–	–	48
Carrying value as of March 31, 2012	83	17	16	–	57	173

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom’s Gen-I division are being amortized over a period of three years, being the management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. The value of subcontracting rights on initial recognition was 19 crore. As of March 31, 2013, the subcontracting rights have a remaining amortization period of approximately two years.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further the government grant received for the land use right is also amortized over the initial term of 50 years. The value of land use rights on initial recognition was 54 crore. As of March 31, 2013, the land use rights have a remaining amortization period of approximately 49 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years being the management’s estimate of useful life of such intangible assets. The value of the software on initial recognition was 17 crore. As of March 31, 2013, this intangible asset has a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts have a remaining amortization period of approximately two years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately six years.

The intangible customer contracts and relationships of 40 crore, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately nine years.

The intangible customer contracts and relationships of 5 crore, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2013, the customer contracts and relationships have a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of Lodestone acquisition are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The aggregate amortization expense included in cost of sales, for the each of three months and year ended March 31, 2013 and March 31, 2012 was 16 crore and 5 crore and 44 crore and 15 crore , respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months and year ended March 31, 2013 and March 31, 2012 was 238 crore and 190 crore and 946 crore and 676 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	21,832	–	–	–	21,832
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,133	–	2,133
Trade receivables	7,083	–	–	–	7,083
Unbilled revenue	2,435	–	–	–	2,435
Prepayments and other assets (Refer Note 2.4)	1,381	–	–	–	1,381
Derivative financial instruments	–	101	–	–	101
Total	32,731	101	2,133	–	34,965
Liabilities:
Trade payables	–	–	–	189	189
Client deposits	–	–	–	36	36
Employee benefit obligations	–	–	–	614	614
Other liabilities (Refer Note 2.9)	–	–	–	2,411	2,411
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	18	18
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	59	59
Total	–	–	–	3,327	3,327

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	20,591	–	–	–	20,591
Available-for-sale financial assets (Refer Note 2.2)	–	–	44	–	44
Investment in certificates of deposit	345	–	–	–	345
Trade receivables	5,882	–	–	–	5,882
Unbilled revenue	1,873	–	–	–	1,873
Prepayments and other assets (Refer Note 2.4)	886	–	–	–	886
Total	29,577	–	44	–	29,621
Liabilities:
Trade payables	–	–	–	23	23
Derivative financial instruments	–	42	–	–	42
Client deposits	–	–	–	15	15
Employee benefit obligations	–	–	–	498	498
Other liabilities (Refer Note 2.9)	–	–	–	1,954	1,954
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	59	59
Total	–	42	–	2,549	2,591

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:
(In crore)
	As of March 31, 2013	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,739	1,739	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	387	387	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(In crore)
	As of March 31, 2012	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	32	32	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	12	–	12	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–
Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Interest income on deposits and certificates of deposit	487	584	1,792	1,807
Income from available-for-sale financial assets/ investments	57	4	230	27
	544	588	2,022	1,834

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of March 31, 2013		As of March 31, 2012
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	851	4,621	729	3,709
In Euro	62	431	38	258
In United Kingdom Pound Sterling	65	537	22	179
In Australian dollars	70	396	23	122
Option contracts
In U.S. dollars	–	–	50	254
Total forwards and options		5,985		4,522

The Company recognized a net gain on derivative financials instruments of 202 crore and 77 crore during the three months and year ended March 31, 2013 as against a net gain on derivative financials instruments of 218 crore and a net loss of 299 crore during the three months and year ended March 31, 2012, which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Not later than one month	988	344
Later than one month and not later than three months	1,794	790
Later than three months and not later than one year	3,203	3,388
	5,985	4,522

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk
The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.
The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Aggregate amount of outstanding forward and option contracts	5,985	4,522
Gains / (losses) on outstanding forward and option contracts	101	(42)

The outstanding foreign exchange forward and option contracts as of March 31, 2013 and March 31, 2012, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,106	83	87	185	345	1,806
Trade receivables	4,684	828	568	416	360	6,856
Unbilled revenue	1,403	313	156	106	222	2,200
Other assets	539	33	31	17	153	773
Trade payables	(54)	(10)	(11)	(1)	(32)	(108)
Client deposits	(20)	(12)	–	–	(4)	(36)
Accrued expenses	(554)	(81)	2	(29)	(103)	(765)
Employee benefit obligations	(242)	(50)	(12)	(79)	(67)	(450)
Other liabilities	(1,006)	(309)	53	(56)	(146)	(1,464)
Net assets / (liabilities)	5,856	795	874	559	728	8,812

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	695	54	35	83	161	1,028
Trade receivables	3,915	592	560	398	239	5,704
Unbilled revenue	1,021	300	124	63	158	1,666
Other assets	651	22	25	3	113	814
Trade payables	(1)	(1)	(1)	(2)	(13)	(18)
Client deposits	(13)	(1)	–	–	–	(14)
Accrued expenses	(432)	(40)	–	(3)	(64)	(539)
Employee benefit obligations	(194)	–	–	(4)	(92)	(290)
Other liabilities	(1,233)	(247)	(6)	(24)	(89)	(1,599)
Net assets / (liabilities)	4,409	679	737	514	413	6,752

For the three months ended March 31, 2013 and March 31, 2012, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.51% and 0.59%, respectively.

For the year ended March 31, 2013 and March 31, 2012 every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.53% and 0.56%, respectively.
Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 7,083 crore and 5,882 crore as of March 31, 2013 and March 31, 2012, respectively and unbilled revenue amounting to 2,435 crore and 1,873 crore as of March 31, 2013 and March 31, 2012, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.
The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Revenue from top customer	3.6	4.1	3.8	4.3
Revenue from top five customers	14.7	15.4	15.2	15.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposits and investments in government bonds are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, 5,241 crore and 4,263 crore as of March 31, 2013 and March 31, 2012, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of 4 crore and 1 crore as of March 31, 2013 and March 31, 2012, respectively.

The Company’s credit period generally ranges from 30-90 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(In crore)
	As of
Period (in days)	March 31, 2013	March 31, 2012
Less than 30	1,324	1,110
31 – 60	245	187
61 – 90	101	190
More than 90	172	132
	1,842	1,619

The provision for doubtful accounts receivables for the three months ended March 31,2013 was 11 crore and the reversal of provision for doubtful accounts receivables for the three months ended March 31, 2012 was 2 crore. The provision for doubtful accounts receivables for the year ended March 31, 2013 and March 31, 2012 respectively was 35 crore and 62 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Balance at the beginning	97	94	85	86
Translation differences	(6)	(1)	(3)	(2)
Provisions for doubtful accounts receivable (refer note 2.10)	11	(2)	35	62
Trade receivables written off	(7)	(6)	(22)	(61)
Balance at the end	95	85	95	85

Liquidity risk

As of March 31, 2013, the Company had a working capital of 29,027 crore including cash and cash equivalents of 21,832 crore and current available-for-sale financial assets of 1,739 crore. As of March 31, 2012, the Company had a working capital of 25,480 crore including cash and cash equivalents of 20,591 crore, current available-for-sale financial assets of 32 crore and investments in certificates of deposit of 345 crore.

As of March 31, 2013 and March 31, 2012, the outstanding employee benefit obligations were 614 crore and 498 crore, respectively, which have been substantially funded. Further, as of March 31, 2013 and March 31, 2012, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	189	–	–	–	189
Client deposits	36	–	–	–	36
Other liabilities (Refer Note 2.9)	2,373	16	22	–	2,411
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions (Refer Note 2.9)	5	–	54	–	59

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	23	–	–	–	23
Client deposits	15	–	–	–	15
Other liabilities (Refer Note 2.9)	1,942	12	–	–	1,954
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.9)	4	12	49	9	74

As of March 31, 2013 and March 31, 2012, the Company had outstanding financial guarantees of 19 crore and 23 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2013 and March 31, 2012.

2.8 Provisions

Provisions comprise the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Provision for post sales client support	213	133

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Balance at the beginning	215	145	133	88
Provision recognized/ (reversed) (refer note 2.11)	7	(7)	80	60
Provision utilized	–	(4)	(5)	(17)
Translation difference	(9)	(1)	5	2
Balance at the end	213	133	213	133

Provision for post sales client support for the three months and year ended March 31, 2013 and March 31, 2012 is included in cost of sales in the statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Current
Accrued compensation to employees	723	644
Accrued expenses	1,283	1,085
Withholding taxes payable(1)	699	506
Retainage	79	51
Unamortized negative past service cost (Refer Note 2.11.1) (1)	4	4
Liabilities of controlled trusts	148	149
Liability towards acquisition of business	5	3
Accrued gratuity	2	2
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	1	1
Premiums held in trust(2)	117	–
Others	21	11
	3,082	2,456
Non-current
Liability towards acquisition of business	72	56
Accrued expenses	–	5
Unamortized negative past service cost (Refer Note 2.11.1) (1)	11	14
Incentive accruals	38	7
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	28	27
	149	109
	3,231	2,565
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	2,411	1,954
Financial liability towards McCamish acquisition on a discounted basis	18	59
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	23	74
Financial liability towards other acquisitions (Refer Note 2.3)	59	–
*Non financial liabilities
(2) Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Employee benefit costs (Refer Note 2.11.4)	6,065	4,787	22,566	18,340
Deferred purchase price pertaining to acquisition	55	–	55	–
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	308	243	1,129	937
Travelling costs	358	271	1,509	1,122
Consultancy and professional charges	121	97	506	483
Software packages for own use	155	153	629	492
Third party items bought for service delivery	40	33	148	162
Communication costs	91	76	361	274
Cost of technical sub-contractors	424	236	1,459	777
Power and fuel	54	45	215	184
Office maintenance	76	73	316	284
Repairs and maintenance	43	35	167	147
Rates and taxes	18	24	79	66
Insurance charges	12	8	45	36
Commission	9	5	33	27
Branding and marketing expenses	28	32	137	125
Consumables	7	7	29	28
Provision for post-sales client support (Refer Note 2.8)	7	(7)	80	60
Provision for doubtful account receivables (Refer Note 2.7)	11	(2)	35	62
Postage and courier	6	3	19	13
Printing and stationery	3	3	14	14
Donations	1	–	11	26
Operating lease payments (Refer Note 2.14)	61	51	249	190
Recruitment and training	2	2	7	3
Others	37	30	125	103
Total cost of sales, selling and marketing expenses and administrative expenses	7,992	6,205	29,923	23,955

2.10.1 Break-up of expenses

Cost of sales
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Employee benefit costs	5,419	4,257	20,157	16,237
Deferred purchase price pertaining to acquisition	55	–	55	–
Depreciation and amortization	308	243	1,129	937
Travelling costs	282	186	1,180	789
Software packages for own use	153	153	626	492
Third party items bought for service delivery	40	33	148	162
Cost of technical sub-contractors	424	236	1,461	777
Consumables	6	7	25	28
Operating lease payments	37	33	155	123
Communication costs	33	26	124	92
Repairs and maintenance	23	18	84	64
Provision for post-sales client support	7	(7)	80	60
Consultancy and professional charges	–	–	–	–
Others	15	14	56	47
Total	6,802	5,199	25,280	19,808

Selling and marketing expenses
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Employee benefit costs	421	350	1,602	1,360
Travelling costs	39	48	177	176
Branding and marketing	28	31	134	121
Operating lease payments	8	7	35	24
Communication costs	6	5	22	18
Commission	9	5	33	27
Consultancy and professional charges	5	5	25	26
Printing and stationery	–	–	1	1
Software packages for own use	2	–	3	1
Others	–	1	2	3
Total	518	452	2,034	1,757

Administrative expenses
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Employee benefit costs	225	180	807	743
Consultancy and professional charges	116	92	481	457
Repairs and maintenance	20	17	83	83
Office maintenance	76	73	316	284
Power and fuel	54	45	215	184
Communication costs	52	45	215	164
Travelling costs	37	37	152	157
Provision for doubtful accounts receivable	11	(2)	35	62
Rates and taxes	18	22	79	64
Insurance charges	12	8	45	36
Operating lease payments	16	11	59	43
Postage and courier	6	3	19	13
Printing and stationery	3	3	13	13
Branding and marketing	–	1	3	4
Consumables	1	–	4	–
Donations	1	1	11	26
Recruitment and training	2	1	7	3
Cost of technical sub-contractors	–	–	(2)	–
Others	22	17	67	54
Total	672	554	2,609	2,390

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009:
(In crore)
	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Change in benefit obligations
Benefit obligations at the beginning	600	480	325	267	224
Service cost	201	157	178	80	51
Interest cost	37	39	25	19	16
Actuarial (gains)/ losses	(25)	(6)	17	(5)	1
Curtailment	(69)	–	–	–	–
Benefits paid	(92)	(70)	(65)	(36)	(25)
Benefit obligations at the end	652	600	480	325	267
Change in plan assets
Fair value of plan assets at the beginning	613	480	327	268	236
Expected return on plan assets	60	49	36	25	17
Actuarial gains /(losses)	–	–	–	1	5
Employer contributions	100	154	182	69	35
Benefits paid	(92)	(70)	(65)	(36)	(25)
Fair value of plan assets at the end	681	613	480	327	268
Funded status	29	13	–	2	1
Prepaid gratuity benefit	31	15	2	4	1
Accrued gratuity	(2)	(2)	(2)	(2)	–

Net gratuity cost for the three months and year ended March 31, 2013 and March 31, 2012 comprises the following components:
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Service cost	23	27	201	157
Interest cost	8	10	37	39
Expected return on plan assets	(15)	(12)	(60)	(49)
Actuarial (gain) / loss	9	12	(25)	(6)
Curtailment	(14)	–	(69)	–
Plan amendments – past service cost	(1)	(1)	(4)	(4)
Net gratuity cost	10	36	80	137

During the year, the company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of 14 crores and 69 crores for the three months and year ended March 31, 2013, respectively, which has been recognized in the statement of comprehensive income.

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Cost of sales	8	32	71	121
Selling and marketing expenses	1	2	6	10
Administrative expenses	1	2	3	6
	10	36	80	137

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of 15 crore and 18 crore as of March 31, 2013 and March 31, 2012, respectively has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009 are set out below:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.0%	8.6%	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2013 and March 31, 2012 are set out below:

	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Discount rate	8.6%	8.0%	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.5%	9.5%	9.5%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2013 and March 31, 2012 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months and year ended March 31, 2013 and March 31, 2012 were 13 crore and 10 crore and 61 crore and 49 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and year ended March 31, 2013 and March 31, 2012 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately 73 crore to the gratuity trusts during fiscal 2014.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 46 crore and 39 crore and 176 crore and 142 crore to the superannuation plan during the three months and year ended March 31, 2013 and March 31, 2012, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Cost of sales	41	35	157	126
Selling and marketing expenses	4	2	13	10
Administrative expenses	1	2	6	6
	46	39	176	142

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

The details of fund and plan asset position are given below:
(In crore)
Particulars	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Plan assets at period end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,399	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.0%	8.6%	8.0%	7.8%	7.0%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.3%	8.3%	9.5%	8.5%	8.5%

The Company contributed 70 crore and 62 crore and 268 crore and 238 crore to the provident fund during the three months and year ended March 31, 2013 and March 31, 2012, respectively.
Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Cost of sales	62	56	239	211
Selling and marketing expenses	5	5	19	18
Administrative expenses	3	1	10	9
	70	62	268	238

2.11.4 Employee benefit costs include:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Salaries and bonus	5,939	4,649	22,042	17,823
Defined contribution plans	53	46	204	166
Defined benefit plans	73	92	320	351
	6,065	4,787	22,566	18,340

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Cost of sales	5,419	4,257	20,157	16,237
Selling and marketing expenses	421	350	1,602	1,360
Administrative expenses	225	180	807	743
	6,065	4,787	22,566	18,340

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2013 and March 31, 2012.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2013, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for year ended March 31, 2013 and March 31, 2012 was 47.00 and 35.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the year ended March 31, 2013 include 22.00 per share of final dividend for the year ended March 31, 2012, a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share and 15.00 per share of interim dividend authorised by the Board on its meeting held on October 12, 2012. The dividend for the year ended March 31, 2012 includes 20.00 per share of final dividend for the year ended March 31, 2011 and 15.00 per share of interim dividend, authorised by the Board on its meeting held on October 12, 2011.

The Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of 27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013, and if approved, would result in a cash outflow of approximately 1,813 crore, inclusive of corporate dividend tax of 263 crore.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Interest income on deposits and certificates of deposit	490	584	1,792	1,807
Exchange gains/ (losses) on forward and options contracts	202	218	77	(299)
Exchange gains/ (losses) on translation of other assets and liabilities	(79)	(158)	181	351
Income from available-for-sale financial assets	54	4	230	27
Other income	7	4	79	18
	674	652	2,359	1,904

2.14 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 61 crore and 51 crore and 249 crore and 190 crore for the three months and year ended March 31, 2013 and March 31, 2012, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Within one year of the balance sheet date	212	159
Due in a period between one year and five years	440	281
Due after five years	113	74

A majority of the company’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013 and March 31, 2012 are set out below:

	Year ended March 31, 2013		Year ended March 31, 2012
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	683
Forfeited and expired	–	–	(480)	862
Exercised	–	–	(49,590)	734
Outstanding at the end	–	–	–	–
Exercisable at the end	–	–	–	–
1999 Plan:
Outstanding at the beginning	11,683	2,121	48,720	962
Forfeited and expired	(5,518)	2,121	(8,185)	430
Exercised	(6,165)	2,121	(28,852)	643
Outstanding at the end	–	–	11,683	2,121
Exercisable at the end	–	–	7,429	2,121

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2013 and March 31, 2012 was Nil and 2,779, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 and March 31, 2012 was 2,374 and 2,702 respectively.

The following tables summarize the information about share options outstanding and exercisable as of March 31, 2012 under the 1999 Plan. There are no share options outstanding under the 1998 Plan and 1999 Plan as of March 31, 2013 and under the 1998 plan as of March 31, 2012.

	Options outstanding as of March 31, 2012			Options exercisable as of March 31, 2012
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
300-700	–	–	–	–	–	–
701-2,500	11,683	0.71	2,121	7,429	0.71	2,121
	11,683	0.71	2,121	7,429	0.71	2,121

The share-based compensation recorded for the three months and year ended March 31, 2013 and March 31, 2012 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Current taxes
Domestic taxes	625	843	2,968	3,093
Overseas taxes	145	120	533	220
	770	963	3,501	3,313
Deferred taxes
Domestic taxes	(39)	84	(151)	64
Overseas taxes	11	(64)	17	(10)
	(28)	20	(134)	54
Income tax expense	742	983	3,367	3,367

The deferred income tax credit for each of the three months and year ended March 31, 2013 includes 23 crore relating to changes in the tax rate from 32.45% to the substantively enacted tax rate of 33.99%. The increase in the tax rate to 33.99% is consequent to changes made in the Finance Act 2013 which will become effective once it is enacted. The remaining deferred income tax for the three months and year ended March 31, 2013 relates to origination and reversal of temporary differences.

Entire deferred income tax for the three months and year ended March 31, 2012 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc.

A deferred tax liability of Nil each for the three months ended March 31, 2013 and March 31, 2012 and a reversal of deferred tax liability of 1 crore and 3 crore for the year ended March 31, 2013 and March 31, 2012, respectively, relating to an available-for-sale financial asset has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Profit before income taxes	3,136	3,299	12,788	11,683
Enacted tax rates in India	32.45%	32.45%	32.45%	32.45%
Computed expected tax expense	1,017	1,071	4,149	3,791
Tax effect due to non-taxable income for Indian tax purposes	(313)	(333)	(1,122)	(972)
Overseas taxes	101	154	393	460
Tax reversals, overseas and domestic	(16)	(11)	(41)	(106)
Effect of exempt income	(24)	(3)	(93)	(10)
Effect of unrecognized deferred tax assets	26	11	89	38
Effect of differential overseas tax rates	2	(1)	(4)	(14)
Effect of non-deductible expenses	31	2	43	15
Taxes on dividend received from subsidiary	–	–	13	72
Temporary difference related to branch profits	27	94	27	94
Additional deduction on research and development expense	(82)	–	(82)	–
Others	(27)	(1)	(5)	(1)
Income tax expense	742	983	3,367	3,367

The applicable Indian statutory tax rate for fiscal 2013 and fiscal 2012 is 32.45% and 32.45%, respectively.

The overseas tax expense is due to income taxes payable overseas, principally in the United States of America. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2013, Infosys' U.S. branch net assets amounted to approximately 4,008 crore. As of March 31, 2013, the Company has provided for branch profit tax of 315 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 1,923 crore and 1,481 crore as of March 31, 2013 and March 31, 2012, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2013 and March 31, 2012 is as follows:
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Net current income tax asset/ (liability) at the beginning	(198)	(103)	(17)	176
Additions through business combination	–	17	(13)	2
Translation differences	(11)	1	3	1
Income tax paid	742	1,031	3,291	3,117
Current income tax expense (Refer Note 2.16)	(770)	(963)	(3,501)	(3,313)
Net current income tax asset/ (liability) at the end	(237)	(17)	(237)	(17)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(In crore)
	As of
	March 31, 2013	March 31, 2012
Deferred income tax assets
Property, plant and equipment	358	297
Minimum alternate tax credit carry-forwards	37	55
Computer software	46	36
Accrued compensation to employees	30	32
Trade receivables	19	19
Compensated absences	146	128
Accumulated losses	36	–
Others	96	23
Total deferred income tax assets	768	590
Deferred income tax liabilities
Intangible asset	(68)	(14)
Temporary difference related to branch profits	(315)	(270)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(384)	(286)

Deferred income tax assets to be recovered after 12 months	600	454
Deferred income tax assets to be recovered within 12 months	168	136
Total deferred income tax assets	768	590
Deferred income tax liability to be settled after 12 months	(254)	(214)
Deferred income tax liability to be settled within 12 months	(130)	(72)
Total deferred income tax liabilities	(384)	(286)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2013 and March 31, 2012 is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Net deferred income tax asset at the beginning	337	326	304	378
Additions through business combination (Refer Note 2.3)	–	–	(37)	–
Translation differences	19	(2)	(18)	(23)
Credits relating to temporary differences (Refer Note 2.16)	28	(20)	134	(54)
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	–	–	1	3
Net deferred income tax asset at the end	384	304	384	304

The credits relating to temporary differences are primarily on account of amortization of computer software, compensated absences, property, plant and equipment and other provisions which are not tax-deductible in the current year.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 37 crore and 55 crore has been recognized on the balance sheet as of March 31, 2013 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian Income tax authorities for payment of additional tax of 1,088 crore, including interest of 313 crore upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The company received a draft Assessment Order from the Income tax authorities for an amount of 575 crore for fiscal 2009. As the company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,402,566	57,13,92,171	571,399,238	57,13,65,494
Effect of dilutive common equivalent shares - share options outstanding	–	7,402	853	30,648
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	57,13,99,573	571,400,091	57,13,96,142
(1)Excludes treasury shares

For the three months and year ended March 31, 2013, and March 31, 2012, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2013	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	–
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Lodestone Holding AG(5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	U.S.A	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(8)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–
Lodestone Management Consultants S.R.L. (7)(9)	Argentina	100%	–

(1)
On October 7, 2011, the board of directors of Infosys Consulting Inc. approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc., were transferred to Infosys Limited.

(2)	Wholly-owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(6)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(7)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Incorporated effective January 10, 2013

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Salaries and other employee benefits	11	12	51	46

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers.

Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer product group, logistics, life sciences and health care (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.
Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments
(In crore)
Three months ended March 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	3,550	2,325	2,084	2,495	10,454
Identifiable operating expenses	1,607	1,201	944	1,196	4,948
Allocated expenses	893	621	556	666	2,736
Segment profit	1,050	503	584	633	2,770
Unallocable expenses					308
Operating profit					2,462
Other income, net					674
Profit before income taxes					3,136
Income tax expense					742
Net profit					2,394
Depreciation and amortization					308
Non-cash expenses other than depreciation and amortization					–

(In crore)
Three months ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	3,037	1,883	1,902	2,030	8,852
Identifiable operating expenses	1,260	815	812	846	3,733
Allocated expenses	742	481	486	518	2,227
Segment profit	1,035	587	604	666	2,892
Unallocable expenses					245
Operating profit					2,647
Other income, net					652
Profit before income taxes					3,299
Income tax expense					983
Net profit					2,316
Depreciation and amortization					243
Non-cash expenses other than depreciation and amortization					2

(In crore)
Year ended March 31, 2013	FSI	MFG	ECS	RCL	Total
Revenues	13,680	8,888	8,129	9,655	40,352
Identifiable operating expenses	6,081	4,233	3,719	4,240	18,273
Allocated expenses	3,460	2,351	2,151	2,555	10,517
Segment profit	4,139	2,304	2,259	2,860	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1129
Non-cash expenses other than depreciation and amortization					4

(In crore)
Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	11,830	6,933	7,232	7,739	33,734
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,283
Allocated expenses	2,965	1,824	1,903	2,036	8,728
Segment profit	3,840	2,076	2,318	2,489	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

2.19.2 Geographic segments
(In crore)
Three months ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	6,290	2,616	254	1,294	10,454
Identifiable operating expenses	3,012	1,205	146	585	4,948
Allocated expenses	1,678	686	54	318	2,736
Segment profit	1,600	725	54	391	2,770
Unallocable expenses					308
Operating profit					2,462
Other income, net					674
Profit before income taxes					3,136
Income tax expense					742
Net profit					2,394
Depreciation and amortization					308
Non-cash expenses other than depreciation and amortization					–

(In crore)
Three months ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	5,521	2,044	182	1,105	8,852
Identifiable operating expenses	2,354	849	85	445	3,733
Allocated expenses	1,409	513	39	266	2,227
Segment profit	1,758	682	58	394	2,892
Unallocable expenses					245
Operating profit					2,647
Other income, net					652
Profit before income taxes					3,299
Income tax expense					983
Net profit					2,316
Depreciation and amortization					243
Non-cash expenses other than depreciation and amortization					2

(In crore)
Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	25,103	9,338	841	5,070	40,352
Identifiable operating expenses	11,259	4,284	500	2,230	18,273
Allocated expenses	6,622	2,442	189	1,264	10,517
Segment profit	7,222	2,612	152	1,576	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1129
Non-cash expenses other than depreciation and amortization					4

(In crore)
Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	21,538	7,401	748	4,047	33,734
Identifiable operating expenses	9,096	3,214	369	1,604	14,283
Allocated expenses	5,664	1,911	168	985	8,728
Segment profit	6,778	2,276	211	1,458	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2013 and March 31, 2012.

2.20 Litigation

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions.

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition.

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Limited (formerly Infosys Technologies Limited) Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2013 and the consolidated year to date financial results for the period from 1 April 2012 to 31 March 2013, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board.
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:
	(a)	Infosys Limited;
	(b)	Infosys BPO Limited;
	(c)	Infosys BPO s.r.o;
	(d)	Infosys Consulting India Limited;
	(e)	Infosys Technologia Do Brasil LTDA;
	(f)	Infosys Technologies (Australia) Pty Limited;
	(g)	Infosys Technologies (China) Co. Limited;
	(h)	McCamish Systems, LLC;
	(i)	Infosys Public Services, Inc.;
	(j)	Infosys Technologies S. de R.L.de C.V;
	(k)	Infosys Technologies (Sweden) AB;
	(l)	Infosys BPO Poland Sp z.o.o;
	(m)	Infosys Technologies (Shanghai) Company Limited;
	(n)	Portland Group Pty Ltd;
	(o)	Portland Procurement Services Pty Ltd.;
	(p)	Lodestone Holding AG;
	(q)	Lodestone Management Consultants (Canada) Inc.;
	(r)	Lodestone Management Consultants Inc.;
	(s)	Lodestone Management Consultants Pty. Limited;
	(t)	Lodestone Management Consultants AG;
	(u)	Lodestone Augmentis AG;
	(v)	Hafner Bauer & Ödman Gmbh;
	(w)	Lodestone Management Consultants (Belgium) S.A;
	(x)	Lodestone Management Consultants GmbH, Austria;
	(y)	Lodestone Management Consultants GmbH, Germany;
	(z)	Lodestone Management Consultants Ltd.;
	(aa)	Lodestone Management Consultants B.V.;
	(ab)	Lodestone Management Consultants Ltda.;
	(ac)	Lodestone Management Consultants Sp.z.o.o.;
	(ad)	Lodestone Management Consultants Portugal, Unipessoal, Lda;
	(ae)	S.C. Lodestone Management Consultants S.R.L.;
	(af)	Lodestone Management Consulting Pte Ltd.;
	(ag)	Lodestone Management Consultants SAS;
	(ah)	Lodestone Management Consultants s.r.o.;
	(ai)	Lodestone Management Consultants China Co., Ltd.;
	(aj)	Lodestone Management Consultants S.R.L. and
	(ak)	Lodestone Management Consultants (Asia Pacific) Limited.
(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2013 as well as the consolidated year to date results for the period from 1 April 2012 to 31 March 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 April 2013